April 2, 2015

VIA ELECTRONIC TRANSMISSION

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:              Little Harbor MultiStrategy Composite Fund (File No. 811-22891)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of Little Harbor MultiStrategy Composite Fund (the “Fund”) please find: (i) as Exhibit A a copy of the Fidelity Bond No. MNN785318/01/2015 (the “Fidelity Bond”) for the Fund; (ii) as Exhibit B a copy of Riders No. 1 through 20 to the Fidelity Bond; (iii) as Exhibit C a copy of the resolutions unanimously adopted by the members of the Trustees of the Fund (each of whom is not an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act), which authorize the purchase of the Fidelity Bond in a form and in an amount consistent with Rule 17g-1(d) under the 1940 Act; and (iv) as Exhibit D a copy of the Insurance Premium and Loss Allocation Agreement between the Fund and Little Harbor Advisors, LLC, the investment manager of the Fund.

The premium has been paid for the Bond period January 12, 2015 to January 12, 2016 and is written for a $2,000,000 aggregate limit of liability. If the Fund were not a participant of the Fidelity Bond, it would have maintained a single insured bond with the minimum recovery required by paragraph (d)(1) of Rule 17g-1. This submission is made pursuant to Rule 17g-1 under the 1940 Act, 17 C.F.R. Section 270.17g-1.

Very truly yours,

LITTLE HARBOR MULTI-STRATEGY
COMPOSITE FUND

By: /s/ Randall J. Carrigan

Randall J. Carrigan
Secretary

Enclosures